Exhibit 99.1

Cenovus oil production climbs 15% in first quarter

Refining operating cash flow increases 97% to $524 million

•               Cash flow was $971 million, or $1.28 per share in the first quarter, an increase of 7% from the same period in 2012, mainly due to strong performance from the company’s refining business.

•               Operating cash flow from refining almost doubled to $524 million compared with the same quarter a year earlier.

•               Combined oil sands production at Foster Creek and Christina Lake averaged more than 100,000 barrels per day (bbls/d) net in the first quarter, up 22% from a year earlier. Production at Christina Lake increased 79% to an average of more than 44,000 bbls/d net.

•               Conventional oil production, including Pelican Lake, averaged almost 80,000 bbls/d in the quarter, a 7% increase from the same period a year ago.

•               Regulatory applications and environmental impact assessments (EIAs) were submitted for new phases at Christina Lake and Foster Creek.

•               Cenovus drilled 315 gross stratigraphic test wells in the first quarter, primarily to support the expansion and development of the company’s oil sands projects.

“Our refining business continues to deliver excellent results, clearly demonstrating the benefit of our integrated strategy. When our cash flow from heavy oil production is affected by low commodity prices, our refineries give us a financial advantage by turning that discounted crude into higher-value refined products,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “We also delivered another quarter of strong oil production growth, mainly due to our oil sands assets.”

Financial & production summary
(for the period ended March 31)	2013	2012	% change
($ millions, except per share amounts)	Q1	Q1
Cash flow[1]	971	904	7
Per share diluted	1.28	1.19
Operating earnings[1]	391	340	15
Per share diluted	0.52	0.45
Net earnings	171	426	-60
Per share diluted	0.23	0.56
Capital investment	915	900	2
Production (before royalties)
Oil sands total (bbls/d)	100,347	81,947	22
Conventional oil[2] (bbls/d)	79,878	74,903	7
Total oil[2] (bbls/d)	180,225	156,850	15
Natural gas (MMcf/d)	545	636	-14

1 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the earnings reconciliation summary in the operating earnings table.

2 Includes natural gas liquids (NGLs) production and production from Pelican Lake.

Calgary, Alberta (April 24, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) reported strong first quarter performance, benefiting from its integrated business plan. The company delivered excellent results from its U.S. refining operations and continued growth in its oil production. Cenovus achieved cash flow of $971 million, 7% higher than the first quarter of 2012. Increased crude oil production was offset by a 27% decline in the average crude oil sales price the company received compared with the same period a year ago.

While lower oil prices had a negative impact on cash flow from the company’s oil producing assets, they benefited Cenovus’s refining operations. This is due to the company’s ability to process discounted heavy oil and at the same time receive elevated prices for its refined products. Operating cash flow from refining increased to $524 million in the first quarter, 97% higher than the year before.

During the first quarter, the price of Western Canadian Select (WCS), the benchmark Canadian heavy oil blend, fell against the price of West Texas Intermediate (WTI), the North American benchmark. The differential averaged US$31.96/bbl in the first quarter, widening 49% from the same period in 2012. The company’s refineries, one in Illinois and the second in Texas, have access to WCS and other discounted oil feedstock.

Steady oil production growth

Average daily oil production in the quarter was 15% higher compared with the same period in 2012, primarily led by growth at the company’s Christina Lake oil sands project. Combined output from Foster Creek and Christina Lake averaged 100,347 bbls/d net in the first quarter, up 22% from the same period in 2012. Production at Christina Lake averaged 44,351 bbls/d net, an increase of 79% from a year earlier, resulting mainly from the successful ramp-up of the phase D expansion. Foster Creek output averaged about 56,000 bbls/d net, down 2% from the same period a year earlier due to higher than expected downtime on some production wells.

There are now five phases operating at Foster Creek and four at Christina Lake. Expansions continue at each of these projects, with a combined 85,000 bbls/d of gross production capacity expected to be added before the end of 2014, helping to advance Cenovus’s long-term oil growth strategy.

Cenovus has started moving wells at Foster Creek into the final phase of production, called blowdown. This is a first at a major commercial steam-assisted gravity drainage (SAGD) project. As SAGD wells are prepared for blowdown, steam injection is reduced and pressure is maintained with the co-injection of methane. In full blowdown, the well continues to produce without steam, which lowers operating costs. The steam is then redirected to a newer well pad. One well pad at Foster Creek entered full blowdown mode in the first quarter and two more are being converted.

Addressing market access challenges

The predictability of Cenovus’s oil production growth, combined with its financial strength, gives the company the confidence to consider support for all proposed major pipeline projects that would open up additional access to existing markets and potentially add new ones.

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“It’s vital to the economy that Canadian oil companies continue to expand market access for their production,” Ferguson said. “Without pipelines to new markets, Canada’s oil industry will continue to leave billions of dollars in lost revenues on the table every year to the detriment of all Canadians. With the third largest oil reserves in the world, Canada has a tremendous opportunity to meet the growing global demand for energy.”

Cenovus continues to examine ways to mitigate the negative impact of market access constraints on pricing for Canadian oil producers. The company takes a portfolio approach to market access and continues to proactively assess various options to transport its oil. Cenovus is receiving higher international prices on about 40,000 bbls/d of oil production through a combination of pipeline, barge and rail options that provide access to ocean transport. For example, in early 2012, Cenovus started shipping 11,500 bbls/d of oil under a firm service agreement on the Trans Mountain pipeline that runs from Edmonton to the West Coast. This enables Cenovus to receive a premium for its Foster Creek production relative to the WCS heavy oil benchmark. In addition to pipelines, Cenovus is now shipping about 6,000 bbls/d of conventional oil to market by rail and is looking to increase that to about 10,000 bbls/d by the end of this year.

Oil Projects
Daily production[1]
(Before royalties) (Mbbls/d)	2013			2012			2011

	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	56	58	59	63	52	57	55
Christina Lake	44	32	42	32	29	25	12
Oil sands total	100	90	101	96	80	82	67
Conventional oil
Pelican Lake	24	23	24	24	22	21	20
Weyburn	17	16	16	16	16	17	16
Other conventional[2]	39	37	37	36	36	38	31
Conventional total	80	76	77	76	75	75	68
Total oil[2]	180	165	178	171	156	157	134

1 Totals may not add due to rounding.

2 Includes NGLs production.

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Oil sands

Cenovus has a substantial portfolio of oil sands assets in northern Alberta with the potential to provide decades of growth. The two currently producing operations, Foster Creek and Christina Lake, use SAGD, which involves drilling into the reservoir and pumping the oil to the surface. Cenovus has begun work on its third project, Narrows Lake, which is part of the Christina Lake Region. These projects are operated by Cenovus and are jointly owned with ConocoPhillips. Cenovus also has an enormous opportunity to deliver increased shareholder value through production growth from future developments. The company has identified several emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications for new projects.

Foster Creek and Christina Lake

Production

•                Combined production at Foster Creek and Christina Lake increased 22% to more than 100,000 bbls/d net in the first quarter of 2013 compared with the same period a year earlier.

•                Christina Lake production increased 79% to an average of 44,351 bbls/d net in the first quarter, compared with the same period a year earlier.

•                The substantial increase in production at Christina Lake was due to the ramp-up of two new expansion phases. Phase C reached full capacity in the first quarter of 2012, while phase D began producing in July 2012, about three months ahead of schedule. Phase D demonstrated full production capacity in January 2013, approximately six months after first production.

•                Foster Creek produced an average of about 56,000 bbls/d net in the first quarter, a 2% decline from the average production rate in the same period a year earlier. The slight decline was mainly due to increased downtime on some production wells. Work is being done on the wells and the company anticipates production to once again be at the higher end of its current expected range of 110,000 bbls/d to 120,000 bbls/d in the third quarter.

•                About 14% of production at Foster Creek comes from 52 wells using Cenovus’s Wedge WellTM technology. These single horizontal wells, drilled between existing SAGD well pairs, reach oil that would otherwise be unrecoverable. The company’s Wedge WellTM technology has the potential to increase overall recovery from the reservoir between 10% and 15%, while reducing the steam to oil ratio (SOR). Cenovus anticipates having an additional 11 wells at Foster Creek using Wedge WellTM technology on production by the end of 2013.

•                Christina Lake is also benefiting from the use of Wedge WellTM technology with seven of these wells now producing and another three drilled wells expected to be on line in the second quarter of this year.

Expansions

•                The Christina Lake phase E project is about 90% complete. First production is expected in the third quarter of 2013. Procurement, plant construction and major equipment fabrication continue for phase F. Engineering work continues for phase G.

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•                At Foster Creek, overall progress of the combined F, G and H expansion is approximately 46% complete, while the phase F central plant is about 73% complete. First production at phase F is expected in the third quarter of 2014. Module assembly and piling work continues at phase G, while site preparation, piling work and major equipment procurement are underway for phase H.

•                Combined capital investment at Foster Creek and Christina Lake was $385 million in the first quarter, up 30% from the same period in 2012. This includes spending on the expansion phases, stratigraphic test wells and maintenance capital.

•                During the first quarter, Cenovus submitted regulatory applications and environmental impact assessments for Christina Lake phase H and Foster Creek phase J, with regulatory approvals anticipated in the fourth quarter of 2014 and the first quarter of 2015, respectively.

Operating costs

•                Operating costs at Foster Creek averaged $14.03/bbl in the first quarter, about 9% higher than $12.85/bbl a year earlier. The increase came mostly from higher fuel prices and workforce costs, partially offset by lower repair and maintenance expenses. Non-fuel operating costs were $11.12/bbl in the quarter compared with $10.72/bbl in the same period of 2012, a 4% increase.

•                Operating costs at Christina Lake were $12.93/bbl in the first quarter, a 16% decrease from $15.33/bbl in the same period a year ago. Non-fuel operating costs at Christina Lake were $9.24/bbl in the quarter compared with $12.86/bbl in 2012, a 28% decrease. The cost declines were primarily due to significantly higher production and lower repair and maintenance expenses compared with the first quarter in 2012. These were partially offset by an increase in fuel prices and volume, waste fluid handling and trucking costs.

Steam to oil ratio

•                SOR measures the number of barrels of steam needed for every barrel of oil produced. A lower SOR means less natural gas is used to generate the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

•                Cenovus continues to achieve among the lowest SORs in the industry. The first quarter SOR at Christina Lake was 1.9, down from 2.1 in the same period a year ago, due to increased production. Foster Creek’s SOR was 2.4, compared with 2.1 in the first quarter of 2012, due to slightly lower production. The SOR at Foster Creek is expected to decrease once production returns to anticipated rates and the company sees the benefits that are anticipated from moving to blowdown. The combined SOR for Cenovus’s oil sands operations was 2.2 in the first quarter of 2013.

Christina Dilbit Blend (CDB)

•                CDB is a heavy oil blend stream launched in the fourth quarter of 2011. While CDB is priced at a discount to WCS, it continues to gain acceptance with a wide base of refiners, which has resulted in a narrowing of the discount for the first quarter of 2013 compared with the same period a year earlier.

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•                The Wood River Refinery ran approximately 103,000 bbls/d gross of CDB or equivalent high-TAN crudes during the first quarter of 2013. These crudes represented approximately 60% of the total heavy crude volumes processed at Wood River in the quarter, up from about 30% in the first quarter of 2012.

Narrows Lake

•                Cenovus’s next major oil sands development, a three-phase project at Narrows Lake in northern Alberta, received regulatory approval in 2012 as well as partner approval for the first phase. Narrows Lake is expected to be the industry’s first project to demonstrate solvent aided process (SAP), using butane, on a commercial scale.

•                Site preparation, which began in the third quarter of 2012, engineering and procurement, are progressing as expected. Construction of the phase A plant is scheduled to start in the third quarter of 2013. The first phase of the project is anticipated to have production capacity of 45,000 bbls/d, with first oil expected in 2017.

•                Cenovus invested $25 million to advance the Narrows Lake project in the first quarter of this year compared with $9 million in the same period in 2012.

Emerging projects

Grand Rapids

•                At the company’s 100%-owned Grand Rapids project, located within the Greater Pelican Region, a SAGD pilot project is underway. The pilot project is progressing and first production from a second well pair was achieved in February.

•                A regulatory application and EIA for a 180,000 bbl/d commercial project has been submitted and is proceeding on schedule. Cenovus anticipates regulatory approval for Grand Rapids by the end of 2013.

•                Capital investment at Grand Rapids was $18 million in the first quarter of 2013, down from $34 million a year ago. This was primarily due to stratigraphic test well drilling initially scheduled for the first quarter of this year being advanced into the fourth quarter of 2012.

Telephone Lake

•                Cenovus’s 100%-owned Telephone Lake property is located within the Borealis Region of northern Alberta. A revised application and EIA submitted in December 2011 is advancing through the regulatory process and approval is anticipated in 2014.

•                Cenovus is continuing its dewatering pilot project designed to remove a layer of non-potable water that is sitting on top of the oil sands deposit at Telephone Lake. The dewatering operations have been running well. While dewatering is not essential to the development of Telephone Lake, Cenovus believes it could improve the project’s SORs by up to 30%, enhancing its economics and reducing its impact on the environment.

•                Consistent with the development plan, capital spending in the first quarter was $53 million, down from $91 million a year earlier.

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Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its 100%-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, Cenovus has been injecting polymer to enhance production from the reservoir, which is also under waterflood. Based on reservoir performance of the polymer program, the company has a multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d.

•                  Pelican Lake produced 23,687 bbls/d in the first quarter of 2013, a 14% increase in production compared with the same period in 2012 due to the expansion of infill drilling and polymer injection. In the first quarter, production response from the company’s infill drilling and polymer flood program was slower than expected for some of the well pads as it’s taking longer to build reservoir pressure. Stronger production growth is expected later this year and in 2014 in response to the polymer injection.

•                  Cenovus invested $143 million at Pelican Lake in the first quarter to increase infill drilling for the polymer flood program and on facility expansion, up from $139 million in the same period of 2012. This investment not only helps to grow production, but also to offset natural declines.

•                  The company has decided to delay some capital investment originally planned for 2013 to align spending with the current response it’s receiving from the polymer flood program. A second oil battery scheduled for construction this year has been delayed until 2014. The move should allow Cenovus to optimize the battery design and installation, which is expected to reduce overall costs. Work will continue as planned on project engineering and long-lead items. In addition, the company is reducing the number of drilling rigs to two from the four that have been at site.

•                  Cenovus still plans to drill about 1,000 additional production and injection wells in the next five to seven years to expand the polymer flood at Pelican Lake.

•                  Operating costs at Pelican Lake averaged $19.23/bbl in the first quarter, a 20% increase from $16.05/bbl in the same quarter a year earlier. Per barrel operating costs have been impacted by the expanded polymer injection program and workover activities. Production growth expected later this year will help to reduce per barrel operating costs.

Other conventional oil

In addition to Pelican Lake, Cenovus has conventional and tight oil assets in Alberta as well as the established Weyburn operation in Saskatchewan that uses carbon dioxide injection to enhance oil recovery.

•                  Alberta oil production averaged 32,960 bbls/d in the first quarter, up 8% from the same period in the previous year, primarily due to increased light and medium crude production as a result of successful horizontal well performance.

•                  The company invested $190 million in its conventional oil assets, the majority of which was dedicated to the continued development of its emerging tight oil plays in southern Alberta.

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•                  Production at the Weyburn operation was about 16,700 bbls/d net compared with approximately 16,600 bbls/d net in the first quarter of 2012.

•                  Cenovus signed an agreement late last year for a new supply of carbon dioxide (CO2) from SaskPower to supplement the supply it already receives from a coal gasification plant in Beulah, North Dakota. This new supply agreement improves the stability of the company’s CO2  supply source for its enhanced oil recovery operation.

•                  Combined crude oil production from the Bakken and Lower Shaunavon operations averaged about 6,500 bbls/d, a 6% decrease from the same quarter a year earlier. As previously announced, Cenovus has a process underway to dispose of its interests in the Lower Shaunavon property and the operated part of its Bakken property.

•                  Operating costs for Cenovus’s conventional oil operations, excluding Pelican Lake, increased 5% to $16.52/bbl in the first quarter of 2013 compared with the same period in 2012. This was mainly due to higher costs for electricity, workforce, waste fluid handling and trucking.

Natural Gas

	Daily production
(Before	2013			2012			2011
royalties)
(MMcf/d)	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas	545	594	566	577	596	636	656

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in the first quarter of 2013 was approximately 545 million cubic feet per day (MMcf/d), down 14% from the same period last year, as anticipated. The production drop was driven primarily by expected natural declines and the decision to direct capital investment toward the company’s oil opportunities.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $3.64 per thousand cubic feet (Mcf) in the period compared with $3.53 per Mcf in the first quarter of 2012.

•                  The company invested $9 million in its natural gas properties in the first quarter of 2013. Operating cash flow from natural gas in excess of capital investment was $106 million.

•                  Cenovus anticipates managing an annual decline rate of 10% to 15% for its natural gas production, targeting a long-term level of between 400 MMcf/d and 500 MMcf/d to match Cenovus’s future anticipated internal consumption at its oil sands and refining facilities.

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Refining

Cenovus’s refining operations allow the company to capture value from crude oil production through to refined products such as diesel, gasoline and jet fuel. This integrated strategy provides a natural economic hedge against discounted crude oil prices by providing lower feedstock costs to the Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66.

•                 Operating cash flow from refining increased to $524 million, 97% more than in the first quarter of 2012. This was due to improved refining margins, mainly attributable to higher benchmark crack spreads as well as wider heavy oil price differentials, resulting in lower feedstock costs.

•                 The positive impact of lower feedstock costs was partially offset by reduced product output due to planned maintenance at both refineries during the quarter.

•                 Cenovus’s refineries processed an average of 416,000 bbls/d of crude oil in the first quarter, resulting in 439,000 bbls/d of refined product output. This was about 6% lower than in the same quarter a year ago primarily due to planned maintenance work at Wood River.

•                 For the second quarter of 2013, Cenovus is expecting operating cash flow from the company’s refining business to range between $250 million and $350 million, based on a crack spread of $25/bbl and the recent narrowing of light-heavy differentials.

•                 The amount of Canadian heavy oil processed in the first quarter of 2013 was 197,000 bbls/d, compared with 199,000 bbls/d in the same period of 2012.

•                 Cenovus’s operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s first quarter 2013 refining operating cash flow would have been $20 million lower than reported under FIFO, compared with $4 million lower in the same quarter of 2012.

•                 The company had refining capital investment of $25 million in the first quarter of this year.

Financial

Dividend

The Cenovus Board of Directors declared a second quarter dividend of $0.242 per share, payable on June 28, 2013 to common shareholders of record as of June 14, 2013. Based on the April 23, 2013 closing share price on the Toronto Stock Exchange of $28.75, this represents an annualized yield of about 3.4%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to the dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging strategy

Cenovus’s natural gas and crude oil hedging strategy helps it to achieve more predictability around cash flow and safeguard its capital program. The Board-approved risk management policy allows the company to financially hedge up to 75% of this year’s and next year’s expected natural gas production, net of internal fuel usage, and up to 50% and 25%, respectively, in the two following years. The policy also allows the company to enter fixed price hedges on as much as 50% of net liquids production this year and next, as well as 25% of net liquids production for each of the following two years. In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 135 MMcf/d of natural gas is expected to be consumed at the company’s SAGD and refinery operations, which is more than offset by the gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

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Cenovus’s financial hedge positions at March 31, 2013 include:

•                  approximately 10% or 18,500 bbls/d of expected oil production hedged for 2013 at an average Brent price of US$110.36/bbl and an additional 10% or 18,500 bbls/d at an average Brent price of C$111.72/bbl

•                  166 MMcf/d or approximately 32% of expected natural gas production hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage of about 135 MMcf/d of natural gas and long-term sales of 29 MMcf/d of natural gas

•                  approximately 49,200 bbls/d of heavy crude exposure hedged for 2013 at an average WCS differential to WTI of US$20.74/bbl

•                  approximately 10,800 bbls/d of heavy crude exposure hedged for 2014 at an average WCS differential to WTI of US$20.27/bbl.

Financial highlights

•                  Cash flow in the first quarter was $971 million, or $1.28 per share diluted, compared with $904 million, or $1.19 per share diluted, in the same period a year earlier.

•                  Operating earnings in the quarter were $391 million, or $0.52 per share diluted, up 15% from the same quarter in 2012.

•                  Cenovus had a realized after-tax hedging gain of $44 million in the first quarter. The company received an average realized price, including hedging, of $56.72/bbl for its oil in the first quarter, compared with $72.61/bbl during the same period in 2012. The average realized price, including hedging, for natural gas in the first quarter was $3.64/Mcf, compared with $3.53/Mcf a year earlier.

•                  Cenovus recorded income tax expense of $123 million in the first quarter of 2013, giving the company an effective tax rate of 42%, compared with an effective rate of 28% in the year-earlier period. The increased tax rate reflects higher income from U.S. refining operations and a loss from Canadian sources of income due to unrealized risk management losses. A tax expense arises from the U.S. income, while there is a tax recovery associated with the Canadian loss, which is calculated at the lower Canadian rate.

•                  Cenovus’s net earnings for the first three months of 2013 were $171 million compared with $426 million in the first quarter of 2012. Net earnings were negatively impacted by unrealized risk management and foreign exchange losses in the quarter compared with gains in the same period of 2012.

•                  Capital investment during the quarter was $915 million. That was a 2% increase from $900 million in the first quarter of 2012 as the company continued to advance development of its oil opportunities.

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•                  General and administrative (G&A) expenses were $83 million in the first quarter of this year. G&A expenses were 11% lower than in the first quarter of 2012, primarily due to a decline in long-term incentive expenses.

•                  Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At March 31, 2013, the company’s debt to capitalization ratio was 33% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.1 times.

Operating earnings
(for the period ended March 31) ($ millions, except per share amounts)	2013 Q1	2012 Q1
Net earnings Add back (deduct):	171	426
Unrealized risk management (gains) losses, after-tax	173	(48)
Non-operating unrealized foreign exchange (gains) losses, after-tax	47	(38)
Operating earnings	391	340
Per share diluted	0.52	0.45

Oil sands project schedule
Project phase	Regulatory status	First production target	Expected production capacity (bbls/d) gross
Foster Creek[1] A – E			120,000
F	Approved	Q3-2014F	45,000[2]
G	Approved	2015F	40,000
H	Approved	2016F	40,000
J	Submitted Q1-2013	2019F	50,000
Future optimization			15,000
Total capacity			310,000
Christina Lake[1] A – D			98,000
E	Approved	Q3-2013F	40,000
F	Approved	2016F	50,000
G	Approved	2017F	50,000
H	Submitted Q1-2013	2019F	50,000
Future optimization			12,000
Total capacity			300,000
Narrows Lake[1]
A	Approved	2017F	45,000
B-C	Approved	TBD	85,000
Total Capacity			130,000
Grand Rapids	Submitted Q4-2011	2017F	180,000
Telephone Lake[3]	Submitted Q4-2011	TBD	90,000

1 Properties 50% owned by ConocoPhillips. Certain phases may be subject to partner approval.

2 Includes 5,000 bbls/d gross submitted to the regulator in Q1 2013.

3 Projected total capacity of more than 300,000 bbls/d.

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Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, April 24, 2013, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 1 p.m. MT on April 24, 2013, until midnight May 1, 2013, by dialing 855-859-2056 or 416-849-0833 and entering passcode 23074842. A live audio webcast of the conference call will also be available via cenovus.com or via the following URL:
http://event.on24.com/r.htm?e=596612&s=1&k=0D405CC046D10E2B744548CBF1E6E02F
The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding after-tax gain (loss) on discontinuance, after-tax gain on bargain purchase, after-tax effect of unrealized risk management gains (losses) on derivative instruments, after-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, after-tax gains (losses) on divestiture of assets, deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

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•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at cenovus.com.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form/Form 40-F, “Risk Management” in our current and annual MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

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Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $27 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

CENOVUS CONTACTS:

Investors:

Paul Gagne

Specialist, Investor Relations

403-766-7045

Bill Stait

Senior Analyst, Investor Relations

403-766-6348

Graham Ingram

Senior Analyst, Investor Relations

403-766-2849

Media: Rhona DelFrari Director, Media Relations 403-766-4740 Reg Curren Senior Advisor, Media Relations 403-766-2004

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